					Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2006	2005	2004	2003	2002

Net Income*	$35,779	$34,547	$31,462	$26,608	$23,222

Income Taxes, Net	25,811	25,185	22,969	19,619	17,372

Fixed Charges**	22,274	19,317	18,639	19,868	20,972

Capitalized Interest	(175)	(1,161)	(733)	(564)	(359)

Total Available for Coverage	$83,689	$77,888	$72,337	$65,531	$61,207

Total Available	3.8x	4.0x	3.9x	3.3x	2.9x
Fixed Charges

* Net Income before Discontinued Operations

** Fixed charges consist of interest charges and preferred dividend requirement amounting to $45,000 in 2005 and $135,000 in 2004 (rentals are not material).